Exhibit 12.1

CNA FINANCIAL CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges excluding preferred dividends for each of the periods indicated.

	Years Ended December 31
(In millions, except ratio amounts)	2015	2014	2013	2012	2011

Income (loss) from continuing operations before income tax and noncontrolling interest	$549	1,207	1,276	859	1,037
Less:
Income (loss) from equity investees	92	263	451	251	48
Add:
Fixed charges	170	202	184	191	196
Distributions from equity investees	287	357	128	162	145
Income as adjusted	$914	1,503	1,137	961	1,330
Fixed charges:
Interest	$155	183	166	170	175
Portion of rents representative of the interest factor	15	18	15	17	17
Interest credited to policyholders	—	1	3	4	4
Fixed charges	$170	202	184	191	196

Ratio of earnings to fixed charges	5.4	7.4	6.2	5.0	6.8